Form U-13-60
Mutual and Subsidiary Service Companies

Revised February 7, 1980

ANNUAL REPORT

FOR THE PERIOD

Beginning January 1, 2000 and Ending December 31, 2000

TO THE

SECURITIES AND EXCHANGE COMMISION

OF

Allegheny Energy Service Corporation
_______________________________________________________________________________________________
(Exact Name of Reporting Company)

A ___________________________Subsidiary________________________________________Service Company
("Mutual" or ""Subsidiary")
Date of Incorporation November 22, 1963 If not Incorporated, Date of Organization__________N/A__________
State or Sovereign Power under which Incorporated or Organized _______Maryland ______
Location of Principal Executive Offices of Reporting Company 10435 Downsville Pike Hagerstown, MD 21740-1766
_____Thomas J. Kloc,_____VP Controller__________________________________10435 Downsville Pike Hagerstown, MD 21740-1766
Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:
_____________________________________Allegheny Energy, Inc. _____________________________________ SEC 1926 (6-82)

1

INSTRUCTIONS FOR USE OF FORM U-13-60

1.

Time of Filing. Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2.

Number of Copies. Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

3.

Period Covered by Report. The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4.

Report Format. Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5.

Money Amounts Displayed. All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X ('210.3-01(b)).

6.	Deficits Displayed. Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, '210.3-01(c))
7.

Major Amendments or Corrections. Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8.

Definitions. Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9..	Organization Chart. The service company shall submit with each annual report a copy of its current organization chart.
10.

Methods of Allocation. The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11.

Annual Statement of Compensation for Use of Capital Billed. The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

3

LISTING OF INSTRUCTIONAL FILING REQUIREMENTS

DESCRIPTION OF REPORTS OR STATEMENTS	PAGE NO.

ORGANIZATION CHART	36

METHODS OF ALLOCATION	37

ANNUAL STATEMENT OF COMPENSATION FOR USE	38
OF CAPITAL BILLED

4

ANNUAL REPORT OF Allegheny Energy Service Corporation

SCHEDULE I COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.

ACCOUNT	ASSETS AND OTHER DEBITS	AS OF DECEMBER 31
		2000	1999
	SERVICE COMPANY PROPERTY

101	Service company property (Schedule II)	9,287,063	6,491,732
107	Construction work in progress (Schedule II)	0	0
	Total Property	9,287,063	6,491,732
108	Less accumulated provision for depreciation
	and amortization of service company
	property (Schedule III)	(180,839)	0
	Net Service Company Property	9,106,224	6,491,732

	INVESTMENTS

123	Investments in associate companies
	(Schedule IV)	0	0
124	Other investments (Schedule IV)	700,000	0
	Total Investments	700,000	0

	CURRENT AND ACCRUED ASSETS

131	Cash	222,467	6,458
134	Special deposits	0	500,000
135	Working funds	157,414	159,429
136	Temporary cash investments (Schedule IV)	0	0
141	Notes receivable	0	0
143	Accounts receivable	1,514,330	1,709,171
144	Accumulated provision of uncollectible
	accounts	0	0
146	Accounts receivable from associate
	companies (Schedule V)	78,507,177	66,933,435
152	Fuel stock expenses undistributed (Schedule VI)	0	0
154	Materials and supplies	0	0
163	Stores expense undistributed (Schedule VII)	0	0
165	Prepayments	3,212,612	1,478,852
174	Miscellaneous current and accrued
	assets (Schedule VIII)	0	0
	Total Current and Accrued Assets	83,614,000	70,787,345

	DEFERRED DEBITS

181	Unamortized debt expense	0	0
184	Clearing accounts	0	0
186	Miscellaneous deferred debits (Schedule IX)	34,068,697	28,464,318
188	Research, development, or demonstration
	expenditures (Schedule X)	0	0
190	Accumulated deferred income taxes	17,786,202	10,707,322
	Total Deferred Debits	51,854,899	39,171,640
	TOTAL ASSETS AND OTHER DEBITS	145,275,123	116,450,717

5

ANNUAL REPORT OF Allegheny Energy Service Corporation

SCHEDULE I COMPARATIVE BALANCE SHEET

ACCOUNT	LIABILITIES AND PROPRIETARY CAPITAL	AS OF DECEMBER 31
		2000	1999
	PROPRIETARY CAPITAL

201	Common stock issued (Schedule XI)	50,000	50,000
211	Miscellaneous paid-in capital (Schedule XI)	0	0
215	Appropriated retained earnings (Schedule XI)	0	0
216	Unappropriated retained earnings (Schedule (XI)	0	0
	Total Proprietary Capital	50,000	50,000

	LONG-TERM DEBT

223	Advances from associate companies (Schedule XII)	0	0
224	Other long-term debt (Schedule XII)	0	0
225	Unamortized premium on long-term debt	0	0
226	Unamortized discount on long-term debt-debit	0	0
227	Obligations under capital leases-noncurrent	2,150,422	258,637
	Total Long-Term Debt	2,150,422	258,637

	CURRENT AND ACCRUED LIABILITIES

231	Notes payable	0	0
232	Accounts payable	63,947,946	49,513,093
233	Notes payable to associate companies (Schedule XIII)	0	0 0
234	Accounts payable to associate companies (Schedule XIII)	0	6,710,920
236	Taxes accrued	872,911	151,047
237	Interest accrued	0	0
238	Dividends declared	0	0 0
241	Tax collections payable	6,282,828	3,201,396
242	Miscellaneous current and accrued liabilities
	(Schedule XIII)	690,144	752,102
	Total Current and Accrued Liabilities	71,793,829	60,328,558

	DEFERRED CREDITS

253	Other deferred credits	63,901,176	55,813,522)
255	Accumulated deferred investment tax credits	0	0 0
	Total Deferred Credits	63,901,176	55,813,522

282	ACCUMULATED DEFERRED INCOME TAXES	7,379,696	0

	TOTAL LIABILITIES AND PROPRIETARY CAPITAL	145,275,123	116,450,717

6
ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2000

SCHEDULE II - SERVICE COMPANY PROPERTY

		BALANCE AT		RETIRE-		BALANCE
		BEGINNING	ADDITIONS	MENTS	OTHER	AT CLOSE
DESCRIPTION		OF YEAR	- 1/	OR SALES	CHANGES -2/	OF YEAR

SERVICE COMPANY PROPERTY

ACCOUNT

301	ORGANIZATION

303	MISCELLANEOUS
INTANGIBLES PLANT

304	LAND AND LAND RIGHTS

305	STRUCTURES AND
IMPROVEMENTS

306	LEASEHOLD
	IMPROVEMENTS	0		0		0

307	EQUIPMENT 3/	766,732	921,621	(369,874)	(611,990)	706,489

308	OFFICE FURNITURE
	AND EQUIPMENT	0		0		0

309	AUTOMOBILES, OTHER
VEHICLES AND RELATED
GARAGE EQUIPMENT

310	AIRCRAFT AND
	AIRPORT EQUIPMENT 3/	5,725,000	2,908,147	0	(52,573)	8,580,574

311	OTHER SERVICE ...
COMPANY PROPERTY .

	SUBTOTAL	6,491,732	3,829,768	(369,874)	(664,563)	9,287,063

107	CONSTRUCTION WORK
IN PROGRESS

	TOTAL	6,491,732	3,829,768	(369,874)	(664,563)	9,287,063

1/ PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

Additions include:

Equipment - $921,621 represents EMC Corporation lease relet in 4/00 with new term and payment arrangements.

Aircraft and Airport Equipment - $850,950 final payment on Corporate Jet, 2/00.

$2,057,197 new 2000 Helicopter lease.

2/ Amortization of capitalized leases and adjustments.

7

SCHEDULE II - CONTINUED

3/ SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY SHALL
PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE
AT THE CLOSE OF THE YEAR:
		BALANCE
		AT CLOSE
SUB ACCOUNT DESCRIPTION	ADDITIONS	OF YEAR

Capitalized lease for equipment	921,621	706,489

Corporate Jet	850,950	6,575,950

Capitalized lease for Helicopter	2,057,197	2,004,624

TOTAL	3,829,768	9,287,063

4/	DESCRIBE OTHER SERVICE COMPANY PROPERTY:

NONE.

5/	DESCRIBE CONSTRUCTION WORK IN PROGRESS:

NONE.

8

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2000

SCHEDULE III

ACCUMULATED PROVISION FOR DEPRECIATION AND
AMORTIZATION OF SERVICE COMPANY PROPERTY

OTHER
		BALANCE AT	ADDITIONS	RETIRE-	CHANGES	BALANCE
DESCRIPTION		BEGINNING	CHARGED TO	MENTS	ADD	AT CLOSE
		OF YEAR	ACCT 403	_	(DEDUCT) 1/	OF YEAR

ACCOUNT

301	ORGANIZATION

303	MISCELLANEOUS
INTANGIBLES PLANT

304	LAND AND LAND RIGHTS

305	STRUCTURES AND
IMPROVEMENTS

306	LEASEHOLD
	IMPROVEMENTS	0		0		0

307	EQUIPMENT	566,771		(369,874)	(196,897)	0

308	OFFICE FURNITURE
	AND FIXTURES	0		0		0

309	AUTOMOBILES, OTHER
VEHICLES AND RELATED
GARAGE EQUIPMENT

310	AIRCRAFT AND
	AIRPORT EQUIPMENT 2/	0	0	0	(180,839)	(180,839)

311	OTHER SERVICE
COMPANY PROPERTY .

	TOTAL	566,771	0	(369,874)	(377,736)	(180,839)

PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:
1/ Amortization of Leased Assets
2/ Depreciation of Corporate Jet (included in 421, Miscellaneous income/loss per the income statement on page 20)

9

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2000

SCHEDULE IV - INVESTMENTS

INSTRUCTIONS:	Complete the following schedule concerning investments.

Under Account 124 "Other Investments", state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

Under Account 136, "Temporary Cash Investments", list each investment separately.

	BALANCE AT	BALANCE AT
DESCRIPTION	BEGINNING	CLOSE
	OF YEAR	OF YEAR

ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES

None.

	0	0

ACCOUNT 124 - OTHER INVESTMENTS

Long-term cash deposit on future Corporate Jet purchase	0	700,000

	0	700,000

ACCOUNT 136 - TEMPORARY CASH INVESTMENTS

None.

	0	0

TOTAL	0	700,000

10

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2000

SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:	Complete the following schedule listing accounts receivable
from each associate company. Where the service company has
provided accommodation or convenience payments for associate companies, a separate listing of total payments for each
associate company by subaccount should be provided.

			BALANCE AT	BALANCE AT
DESCRIPTION			BEGINNING	CLOSE
			OF YEAR	OF YEAR

ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

Allegheny Energy, Inc.			1,436,280	1,947,893
Monongahela Power Company			24,100,143	28,726,673
The Potomac Edison Company			22,322,758	20,424,275
West Penn Power Company			21,100,787	26,049,378
Allegheny Energy Supply, Inc.			465,900	(246,623)
Allegheny Energy Hunlock Creek, LLC			0	207,445
Allegheny Generating Company			12,671	71,050
Allegheny Pittsburgh Coal Company			25,597	825
Allegheny Ventures, Inc.			98,025	501,011
AYP Energy, Inc.			341,797	692
Allegheny Communications Connect, Inc.			266,986	416,616
Allegheny Energy Solutions, Inc.			1,858	353,546
Allegheny Energy Unit No. 1 & Unit No. 2			160,842	42,281
West Virginia Power & Transmission			3,936	12,115
Albright Power Station			(35,798)	0
Ft. Martin Power Station			(3,272,247)	0
Harrison Power Station			(138,218)	0
Pleasants Power Station			157,881	0
Supplemental Executive Retirement Plan			(115,763)	0
TOTAL			66,933,435	78,507,177

ANALYSIS OF CONVENIENCE OR ACCOMODATION PAYMENTS:
	Monongahela	The Potomac	West Penn
DESCRIPTION	Power	Edison	Power	TOTAL
	Company	Company	Company	PAYMENTS
None

TOTAL PAYMENTS	0	0	0	0
11

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2000

SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS:			Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary"
listed below give an overall report of the fuel functions performed by the service company.

DESCRIPTION		LABOR	EXPENSES	TOTAL

ACCOUNT 152 - FUEL STOCK EXPENSES
UNDISTRIBUTED

None.

TOTAL		0	0	0

12

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2000

SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS:	Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

DESCRIPTION	LABOR	EXPENSES	TOTAL

ACCOUNT 163 - STORES EXPENSE
UNDISTRIBUTED

None.

TOTAL	0	0	0

13

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2000

SCHEDULE VIII

MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS:	Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

	BALANCE AT	BALANCE AT
DESCRIPTION	BEGINNING	CLOSE
	OF YEAR	OF YEAR

ACCOUNT 174 - MISCELLANEOUS CURRENT AND
ACCRUED ASSETS

None.

TOTAL	0	0

14

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2000

SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS:	Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

	BALANCE AT	BALANCE AT
DESCRIPTION	BEGINNING	CLOSE
	OF YEAR	OF YEAR

ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

Pension Prepayment	28,207,647	33,160,312
Miscellaneous Debits - Other Deferred Charges	-	140,396
Multiple Lines of Accounting - Purchase Requisitions	-	2,429
Undistributed Contractor Charges - WMS	-	4,539
Undistributed Accounts Payable - WMS	-	(2,557)
Deferred Hourly Wage Accruals	256,671	711,472
Undistributed ROWVC - WMS		(6,599)
Undistributed Labor - WMS		58,705

TOTAL	28,464,318	34,068,697

15

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2000

SCHEDULE X

RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS:	Provide a description of each material research, development, or
	demonstration project which incurred costs by the service
	corporation during the year.

	DESCRIPTION	AMOUNT

	ACCOUNT 188 - RESEARCH, DEVELOPMENT, OR
	DEMONSTRATION EXPENDITURES

	None.

	TOTAL	0

16

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2000

SCHEDULE XI- PROPRIETARY CAPITAL

ACCOUNT		NUMBER OF	PAR OR
NUMBER	CLASS OF STOCK	SHARES	STATED VALUE	OUTSTANDING CLOSE OF PERIOD
		AUTHORIZED	PER SHARE	NO OF SHARES	TOTAL AMOUNT

201	COMMON STOCK ISSUED	50,000	10	5,000	50,000

INSTRUCTIONS: Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.
DESCRIPTION					AMOUNT
ACCOUNT 211	MISCELLANEOUS PAID-IN CAPITAL None.				0

ACCOUNT 215	APPROPRIATED RETAINED EARNINGS None.				0

	TOTAL

INSTRUCTIONS: Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General
Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

		BALANCE AT	NET INCOME		BALANCE AT
DESCRIPTION		BEGINNING	OR	DIVIDENDS	CLOSE
		OF YEAR	(LOSS)	PAID	OF YEAR

ACCOUNT 216 - UNAPPROPRIATED RETAINED
EARNINGS

None.
TOTAL					0

17

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2000

SCHEDULE XII- PROPRIETARY CAPITAL

INSTRUCTIONS: Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

	TERMS OF
	OBLIGATIONS
NAME OF CREDITOR	CLASS &	DATE			BALANCE AT			BALANCE
	SERIES	OF	INTEREST	AMOUNT	BEGINNING			AT CLOSE
	OF OBLIGATIONS	MATURITY	RATE	AUTHORIZED	OF YEAR	ADDITIONS	DEDUCTIONS	OF YEAR
ACCOUNT 223-
ADVANCES FROM
ASSOCIATE
COMPANIES:

None.								0

ACCOUNT 224-
OTHER LONG-
TERM DEBT:

None.								0

TOTAL				0	0		0	0

18

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2000

SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:	Provide balance of notes and accounts payable to each associate company. Give description and amounts of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

	BALANCE AT	BALANCE AT
DESCRIPTION	BEGINNING	CLOSE
	OF YEAR	OF YEAR

ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE
COMPANIES	0	0

None.

TOTAL	0	0

ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE
COMPANIES

The Potomac Edison Company	4,822,742	0
West Penn Power Company	815,430	0
Monongahela Power Company	2,106,898	0
AYP Energy, Inc.	78,751	0
Albright Power Station	(701,376)	0
Ft. Martin Power Station	(179,095)	0
Harrison Power Station	(80,860)	0
Pleasants Power Station	(151,570)	0
TOTAL	6,710,920	0

ACCOUNT 242 - MISCELLANEOUS CURRENT AND
ACCRUED LIABILITIES

Capital leases	507,856	560,691
Audit Expense Liability	321,504	245,537
Workers Compensation Awards	(77,258)	(116,084)
TOTAL	752,102	690,144

19

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2000

SCHEDULE XIV

NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:	The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

None other than those specifically noted in various pages.

20

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2000

SCHEDULE XV

STATE OF INCOME

ACCOUNT	DESCRIPTION	CURRENT YEAR	PRIOR YEAR
	INCOME

457	Services rendered to associate companies	481,267,866	456,610,036
458	Services rendered to nonassociate companies	0	0
421	Miscellaneous income or loss	0	0
	Total Income	481,267,866	456,610,036

	EXPENSE

101-108	Utility plant expenses	100,052,115	107,273,357
500-557	Power production expenses	91,616,196	90,212,223
560-598	Transmission & Distribution expenses	57,271,388	51,456,590
870-894	Transmission & Distribution expenses-Gas	1,361,230	0
901-910	Customer accounts & services expenses	34,888,646	36,427,384
912-913	Sales expenses	4,892,338	3,457,949
920	Salaries and wages	61,329,671	46,748,245
921	Office supplies and expenses	19,501,800	16,790,235
922	Administrative expense transferred - credit	43	22
923	Outside services employed	15,239,227	19,442,755
924	Property insurance	69,373	10,011
925	Injuries and damages	661,284	2,928,353
926	Employee pensions and benefits	39,192,401	36,807,281
928	Regulatory commission expense	348,037	290,157
930.1	General advertising expenses	256,168	322,295
930.2	Miscellaneous general expenses	10,820,128	3,794,438
931	Rents	21,666,844	20,191,937
935	Maintenance of structures and equipment	4,200,055	4,019,030
403	Depreciation and amortization expense	0	0
408	Taxes other than income taxes	16,507,346	14,549,596
409	Income taxes	128,043	(1,908,699)
410	Provision for deferred income taxes	6,955,284	8,007,695
411	Provision for deferred income taxes - credit	(6,654,468)	(5,435,506)
411.5	Investment tax credit	0	0
421	Miscellaneous income/loss	10,537	96,600
426.1	Donations	168,865	153,829
426	Other deductions	503,051	677,994
427	Interest on long-term debt	0	0
431	Other interest expense	282,264	296,265

	Total Expense	481,267,866	456,610,036

	Net Income or (Loss)	0	0

21

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2000

ANALYSIS OF BILLING

ASSOCIATE COMPANIES
ACCOUNT 457

DIRECT	INDIRECT	COMPENSATION	TOTAL
NAME OF ASSOCIATE COMPANY	COSTS	COSTS	FOR USE	AMOUNT
CHARGED	CHARGED	OF CAPITAL	BILLED
1/
457-1	457-2	457-3

Monongahela Power Company	57,860,457	72,059,197	0	129,919,654
Allegheny Energy Supply,
LLC	64,193,583	29,576,953	0	93,770,536
The Potomac Edison Company	37,840,258	66,754,752	0	104,595,010
West Penn Power Company	56,549,740	85,040,016	0	141,589,756
West Virginia Power & Trans.
Co.	65,009	0	0	65,009
Allegheny Energy Unit No. 1 & Unit No.2	402,111	65,785	0	467,896
Allegheny Energy, Inc.	3,530,382	259,929	0	3,790,311
Allegheny Energy Solutions,
Inc.	1,301,620	107,702	0	1,409,322
Allegheny Ventures, Inc.	2,250,735	764,389	0	3,015,124
Allegheny Comm. Connect,.
Inc	1,800,452	280,727	0	2,081,179
AYP Energy, Inc.	2,132	0	0	2,132
Allegheny Generating Company	260,343	35,418	0	295,761
Allegheny Pittsburgh Coal
Co.	(48,404)	0	0	(48,404)
Allegheny Energy Hunlock
Creek, LLC	313,109	1,471	0	314,580

TOTAL	226,321,527	254,946,339	0	481,267,866
1/ Note: items noted as "indirect" are recorded in account 457-1 along with "direct"
charges.

22

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2000

ANALYSIS OF BILLING

NONASSOCIATE COMPANIES
ACCOUNT 458

DIRECT	INDIRECT	COMPENSATION	EXCESS	TOTAL
NAME OF NONASSOCIATE COMPANY	COST	COSTS	FOR USE	TOTAL	OR	AMOUNT
CHARGED	CHARGED	OF CAPITAL	COST	DEFICIENCY	BILLED

458-1	458-2	458-3	458-4

None.

TOTAL

INSTRUCTION: Provide a brief description of the services rendered to each nonassociate company:
23

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2000

SCHEDULE XVI

ANALYSIS OF CHARGES FOR SERVICE
ASSOCIATE AND NONASSOCIATE COMPANIES

		ASSOCIATE			NONASSOCIATE			1/ TOTAL CHARGES
		COMPANY CHARGES			COMPANY CHARGES			FOR SERVICE
		DIRECT	INDIRECT		DIRECT	INDIRECT		DIRECT	INDIRECT
DESCRIPTION OF ITEMS DESCRIPTION OF ITEMS		COST	COST	TOTAL	COST	COST	TOTAL	COST	COST	TOTAL
101-108	UTILITY PLANT EXPENSES	84,086,599	15,944,268	100,030,867	-	-	-	84,086,599	15,944,268	100,030,867
500-557	POWER PRODUCTION EXPENSES	74,677,731	16,968,488	91,646,219	-	-	-	74,677,731	16,968,488	91,646,219
560-598	TRANSMISSION & DISTRIBUTION EXP	35,127,475	22,142,331	57,269,806	-	-	-	35,127,475	22,142,331	57,269,806
870-894	TRANSMISSION & DISTRIBUTION EXP GAS	1,361,211	19	1,361,230	-	-	-	1,361,211	19	1,361,230
901-910	CUSTOMER ACCOUNT & SERVICES EXP	10,553,074	24,335,208	34,888,282	-	-	-	10,553,074	24,335,208	34,888,282
912-913	SALES EXPENSES	2,291,097	2,601,241	4,892,338	-	-	-	2,291,097	2,601,241	4,892,338
920	SALARIES AND WAGES	17,601,649	43,730,826	61,332,475	-	-	-	17,601,649	43,730,826	61,332,475
921	OFFICE SUPPLIES AND EXPENSES	4,732,148	14,791,848	19,523,996	-	-	-	4,732,148	14,791,848	19,523,996
922	ADMINISTRATIVE EXPENSES
	TRANSFERRED - CREDIT	(109)	152	43	-	-	-	(109)	152	43
923	OUTSIDE SERVICES EMPLOYED	6,226,880	9,013,117	15,239,997	-	-	-	6,226,880	9,013,117	15,239,997
924	PROPERTY INSURANCE	193	69,180	69,373	-	-	-	193	69,180	69,373
925	INJURIES AND DAMAGES	(1,349,503)	2,010,787	661,284	-	-	-	(1,349,503)	2,010,787	661,284
926	EMPLOYEE PENSIONS AND BENEFITS	(7,542,333)	46,728,033	39,185,700	-	-	-	(7,542,333)	46,728,033	39,185,700
928	REGULATORY COMMISSION EXPENSE	344,065	3,972	348,037	-	-	-	344,065	3,972	348,037
930.1	GENERAL ADVERTISING EXPENSES	24,279	231,889	256,168	-	-	-	24,279	231,889	256,168
930.2	MISCELLANEOUS GENERAL EXPENSES	2,485,199	8,773,832	11,259,031	-	-	-	2,485,199	8,773,832	11,259,031
931	RENTS	351,589	21,297,127	21,648,716	-	-	-	351,589	21,297,127	21,648,716
935	MAINTENANCE OF STRUCTURES AND
	EQUIPMENT	2,182,925	2,017,200	4,200,125	-	-	-	2,182,925	2,017,200	4,200,125
403	DEPRECIATION AND AMORTIZATION
	EXPENSE	-	-	-	-	-	-	-	-	-
408	TAXES OTHER THAN INCOME TAXES	(6,972,493)	23,444,920	16,472,427	-	-	-	(6,972,493)	23,444,920	16,472,427
409	INCOME TAXES	-	-	0	-	-	-	0	-	0
410	PROVISION FOR DEFERRED INCOME
	TAXES	-	-	0	-	-	-	0	-	0
411	PROVISION FOR DEFERRED INCOME
	TAXES - CREDIT	-	-	0	-	-	-	0	-	0
411.5	INVESTMENT TAX CREDIT	-	-	-	-	-	-	-	-	-
421	MISCELLANEOUS INCOME/LOSS	13,268	14,304	27,572	-	-	-	13,268	14,304	27,572
426.1	DONATIONS	-	168,865	168,865	-	-	-	0	168,865	168,865
426	OTHER DEDUCTIONS	126,321	376,730	503,051	-	-	-	126,321	376,730	503,051
427	INTEREST ON LONG-TERM DEBT	-	-	-	-	-	-	-	-	-
431	OTHER INTEREST EXPENSE	-	282,264	282,264	-	-	-	0	282,264	282,264
INSTRUCTIONS: Total cost of service
will equal for associate and non-associate
companies the total amount billed under
their separate analysis of billing schedules.
TOTAL EXPENSES		226,321,265	254,946,601	481,267,866	-	-	-	226,321,265	254,946,601	481,267,866
Compensation for use of equity capital			-	-	-	-	-	-	-	-
430 INTEREST ON DEBT TO ASSOC COS.			-	-	-	-	-	-	-	-
TOTAL COST OF SERVICE		226,321,265	254,946,601	481,267,866	-			226,321,265	254,946,601	481,267,866

1/ Note: the above ties in total to page 20, Schedule XV but not necessarily line by line. This is due to the fact that costs incurred by AESC may be categorized differently when billed over to the operating companies.

24

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2000

SCHEDULE XVII

SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION

			DEPARTMENT OR SERVICE FUNCTION

				GENERATION			DELIVERY			ENERGY
		TOTAL		BUSINESS		POWER	BUSINESS		PLANNING &	SUPPLY
	DESCRIPTION OF ITEMS	AMOUNT	OVERHEAD	EXECUTIVE	UNIT	STATIONS	UNIT		COMPLIANCE	DIVISION
101-108	UTILITY PLANT EXPENSES	100,052,115	358,165	101,739	1,025,840	9,612,138	81,855,648			80,637
500-557	POWER PRODUCTION EXPENSES	91,616,196	3,366,775	407,568	658,215	78,303,498	5,277,162		565,073	2,893,789
560-598	TRANS & DISTR EXPENSES	57,271,388	1,426	22,506	42,752	253,685	55,540,766		190,371	486
870-894	TRANS & DISTR EXPENSES - Gas	1,361,230					1,361,230
901-910	CUSTOMER ACCTS & SVCS EXPENSES	34,888,646	289	3,642	5,623	15,687	32,559,958		57,878	266,321
912-913	SALES EXPENSES	4,892,338	1,499	60,286			3,268,735			1,434,431
920	SALARIES AND WAGES	61,329,671	1,086,227	6,666,754	6,201,521	372,899	12,000,210		634,059	1,191,065
921	OFFICE SUPPLIES AND EXPENSES	19,501,800	(173,074)	892,224	1,247,746	276,277	8,284,033		110,398	369,002
922	ADMINISTRATIVE EXPENSES
	TRANSFERRED - CREDIT	43					43
923	OUTSIDE SERVICES EMPLOYED	15,239,227	51,172	1,232,371	1,004,696	282,278	3,550,024		134,289	173,926
924	PROPERTY INSURANCE	69,373		358		767	16,181
925	INJURIES AND DAMAGES	661,284	976,475	(2,825,442)	51,634	2,970	1,194,564		236	330
926	EMPLOYEE PENSIONS AND BENEFITS	39,192,401	(42,593,281)	1,012,079	1,163,610	11,679,017	17,115,453		158,352	959,213
928	REGULATORY COMMISSION EXPENSE	348,037	392	(8)			210			184,879
930.1	GENERAL ADVERTISING EXPENSE	256,168					66,029
930.2	MISCELLANEOUS GENERAL EXPENSE	10,820,128	923,365	1,092,694	2,351	(9)	2,728,778		3,293,453	36,153
931	RENTS	21,666,844	15,812,097	132,619	829,127		3,598,469		35,322	138
935	MAINTENANCE OF STRUCTURES AND
	EQUIPMENT	4,200,055	7,843	156,363		130,462	3,753,108		1,522	36,614
403	DEPRECIATION AND AMORTIZATION
	EXPENSE	-
408	TAXES OTHER THAN INCOME TAXES	16,507,346	1,507,292	317,442	387,240	5,735,389	5,912,044		63,852	468,928
409	INCOME TAXES	128,043	128,043
410	PROVISION FOR DEFERRED INCOME
	TAXES	6,955,284	6,955,284
411	PROVISION FOR DEFERRED INCOME
	TAXES - CREDIT	(6,654,468)	(6,654,468)
411.5	INVESTMENT TAX CREDIT	-
421	MISCELLANEOUS INCOME/LOSS	10,537	(43,856)	6,133			35,784			8,394
426.1	DONATIONS	168,865					14,965		148,485
426	OTHER DEDUCTIONS	503,051	470,577	3,631			3,505		6,593
427	INTEREST ON LONG-TERM DEBT	-
430	INTEREST ON DEBT TO ASSOCIATE
	COMPANIES	-
431	OTHER INTEREST EXPENSE	282,264	17,772
INSTRUCTIONS: Indicate each department or service
function. (See Instruction 01-3 General
Structure of Accounting System: Uniform
System of Accounts)
TOTAL EXPENSES		481,267,866	(18,280,297)	9,536,507	12,847,118	106,665,058	238,136,899		5,399,883	8,104,306
Note: Overhead amounts include adjustments and clearing that were not done at the department level.
25
ANNUAL REPORT OF Allegheny Energy Service Corporation Allegheny Energy Service Corporation 25

For the Year Ended December 31, 2000 December 31, 2000

SCHEDULE XVII

SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION

		DEPARTMENT OR SERVICE FUNCTION
		AUDIT		CORPORATE	CORPORATE	FINANCIAL	HUMAN	INFORMATION
	DESCRIPTION OF ITEMS	SERVICES	CONTROLLER	COMMUNICATIONS	AFFAIRS	MGMT.	RESOURCES	SERVICES
101-120	UTILITY PLANT EXPENSES	12,525	1,739,624	8,559		327,282	1,516,455	1,269,933
500-557	POWER PRODUCTION EXPENSES	275	187	5,016		1,200	(43)
560-598	TRANS & DISTR EXPENSES	3,426	11,064	8,352	366	929	1,038,489	56,714
901-910	CUSTOMER ACCTS & SVCS EXPENSES	64	9,204	157,020		3,630	689,631	6,300
912-913	SALES EXPENSES		20	480				1,032
920	SALARIES AND WAGES	1,275,148	7,711,011	621,396		946,304	9,866,749	636,473
921	OFFICE SUPPLIES AND EXPENSES	221,076	3,119,000	243,221	675	101,756	928,871	514,014
922	ADMINISTRATIVE EXPENSES
	TRANSFERRED - CREDIT
923	OUTSIDE SERVICES EMPLOYED	682,068	1,136,969	354,439	240	66,678	1,027,335	(314)
924	PROPERTY INSURANCE
925	INJURIES AND DAMAGES	525	9,292	357		1,311	338,770	86
926	EMPLOYEE PENSIONS AND BENEFITS	172,406	1,113,468	264,372		139,579	45,200,180	27,142
928	REGULATORY COMMISSION EXPENSE		567
930.1	GENERAL ADVERTISING EXPENSE			190,139
930.2	MISCELLANEOUS GENERAL EXPENSE		14,854	419,064		5,688	1,301	3,534
931	RENTS	50,862	317,712	54,367		47,343	205,589	3,879
935	MAINTENANCE OF STRUCTURES AND
	EQUIPMENT	3,231	19,667	3,500	9	2,368	36,877	13,244
403	DEPRECIATION AND AMORTIZATION EXPENSE
408	TAXES OTHER THAN INCOME TAXES	86,720	548,357	65,195		68,715	213,999	491
409	INCOME TAXES
410	PROVISION FOR DEFERRED INCOME TAXES
411	PROVISION FOR DEFERRED INCOME
	TAXES - CREDIT
411.5	INVESTMENT TAX CREDIT
421	MISCELLANEOUS INCOME/LOSS
426.1	DONATIONS			5,415
426	OTHER DEDUCTIONS		(16)	58			29
427	INTEREST ON LONG-TERM DEBT
430	INTEREST ON DEBT TO ASSOCIATE COMPANIES
431	OTHER INTEREST EXPENSE						264,492
INSTRUCTION: Indicate each department or
service function. (See Instruction 01-3 General
Structure of Accounting System: Uniform System
of Accounts.)
TOTAL EXPENSES TOTAL EXPENSES		2,508,326	15,750,980	2,400,950	1,290	1,712,783	61,328,724	2,532,528

Note: Overhead amounts include adjustments and clearing that were not done at the department level.
25a
ANNUAL REPORT OF Allegheny Energy Service Corporation Allegheny Energy Service Corporation 25A
For the Year Ended December 31, 2000 December 31, 2000

SCHEDULE XVII

SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION

		DEPARTMENT OR SERVICE FUNCTION
						TREASURY
				REGULATION		SERVICES &	(Unregulated)
				AND	SYSTEM	RISK	Allegheny Ventures
	DESCRIPTION OF ITEMS	LEGAL	PROCUREMENT	RATES	SECURITY	MGMT	Ventures
101-120	UTILITY PLANT EXPENSES	122,141	547,609	335,082	8,718	191,015	939,005
500-557	POWER PRODUCTION EXPENSES	101,715	16,067	11,565	416	361	7,357
560-598	TRANS & DISTR EXPENSES	19,770	20,809	36,304	15,424	2,724	5,025
901-910	CUSTOMER ACCTS & SVCS EXPENSES	52,283	(179)	42,143	2,512	992,194	24,446
912-913	SALES EXPENSES	2,893	(5)				122,967
920	SALARIES AND WAGES	2,810,215	440,563	2,382,176	1,253,021	1,341,608	3,892,272
921	OFFICE SUPPLIES AND EXPENSES	465,212	918,568	463,725	252,960	687,756	578,360
922	ADMINISTRATIVE EXPENSES
	TRANSFERRED - CREDIT
923	OUTSIDE SERVICES EMPLOYED	4,778,354	98,708	275,883	15,874	183,198	191,039
924	PROPERTY INSURANCE					52,067
925	INJURIES AND DAMAGES	900,732	1,569	676	680	802	5,717
926	EMPLOYEE PENSIONS AND BENEFITS	662,681	59,797	425,341	231,968	452,032	948,992
928	REGULATORY COMMISSION EXPENSE	71,689		90,202			106
930.1	GENERAL ADVERTISING EXPENSE
930.2	MISCELLANEOUS GENERAL EXPENSE	789,482	30,061	376,643	334	934,906	167,476
931	RENTS	203,041	61,701	118,946	36,335	68,164	91,133
935	MAINTENANCE OF STRUCTURES AND EQUIPMENT	8,703	5,137	12,289	2,017	5,721	1,380
403	DEPRECIATION AND AMORTIZATION EXPENSE
408	TAXES OTHER THAN INCOME TAXES	262,877	28,595	203,565	93,874	190,750	352,021
409	INCOME TAXES
410	PROVISION FOR DEFERRED INCOME TAXES
411	PROVISION FOR DEFERRED INCOME
	TAXES - CREDIT
411.5	INVESTMENT TAX CREDIT
421	MISCELLANEOUS INCOME/LOSS	4,092				(5)	(5)
426.1	DONATIONS
426	OTHER DEDUCTIONS	15,124	(38)	2,069		1,519
427	INTEREST ON LONG-TERM DEBT
430	INTEREST ON DEBT TO ASSOCIATE COMPANIES
431	OTHER INTEREST EXPENSE
INSTRUCTION: Indicate each
department or service function.
(See Instruction 01-3 General
Structure of Accounting System:
Uniform System of Accounts.)
	TOTAL EXPENSES	11,271,004	2,228,962	4,776,609	1,914,133	5,104,812	7,327,291	-
Note: Overhead amounts include adjustments and clearing that were not done at the department level.

					26

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2000

DEPARTMENTAL ANALYSIS OF SALARIES
ACCOUNT 920

	DEPARTMENTAL SALARY EXPENSE				NUMBER
NAME OF DEPARTMENT		INCLUDED IN AMOUNTS BILLED TO			PERSONNEL
Indicate each dept.	TOTAL	PARENT	OTHER	NON	END OF
or service function.	AMOUNT	COMPANY	ASSOCIATES	ASSOCIATES	YEAR

Corporate:
Executive	845,168	61,151	784,017		6
Administration	298,853	44,340	254,513		2
Delivery	905,354	(181)	905,535		2
Supply	373,531	63	373,468		4
External Affairs	1,862,885	446	1,862,439		20
Finance	695,541	71,395	624,146		3
Controller	206,001	16	205,985		2
Legal and Corp. Secretary	823,682	16,273	807,409		11

Generating Business Unit	5,333,315	94	5,333,221		172
Power Stations	82,632,638	0	82,632,638		1,234
Energy Supply Division	6,276,446	5	6,276,441		92
Delivery Business Unit	158,225,470	96,256	158,129,214		3,443
Allegheny Ventures, Inc. (Unregulated)	3,804,966	0	3,804,966		54
Support Business Units:
Audit Services	1,129,875	0	1,129,875		24
Controller	7,775,992	15,824	7,760,168		149
Corporate Communications	873,954	0	873,954		21
Corporate Affairs	0	0	0		0
Financial Mgmt.	975,208	670	974,538		17
Human Resources	2,185,000	41	2,184,959		59
Information Services	7,107,371	0	7,107,371		125
Legal	2,943,686	21,579	2,922,107		44
Plan. & Compliance	851,806	0	851,806		12
Procurement	1,412,683	2	1,412,681		27
Regulation & Rates	2,828,119	55	2,828,064		50
System Security	1,221,301	532	1,220,769		24
Treasury Svcs, Electronic
Commerce & Risk Mgmt.	2,146,162	250,508	1,895,654		45

TOTAL	293,735,007	579,069	293,155,938		5,642

In 1997 virtually all employees of associated companies were transferred to Allegheny Energy Service
Corporation. These amounts include total salaries rather than just Account 920 amounts. These amounts may include charges to accounts throughout the Income Statement and Balance Sheet. Therefore, they can not be identified in total with any particular line on Schedule XV, but are distributed among various lines.

	27
ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2000

OUTSIDE SERVICES EMPLOYED
ACCOUNT 923

INSTRUCTIONS:	Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.
FROM WHOM PURCHASED		AMOUNT

Data Processing Service:
Softsmiths Inc		1,086,225
IBM Corp.		851,129
Corporate Software		764,624
People Trac, Inc.		751,877
Oracle Corp.		391,052
Inacom Information Systems		364,705
Computer Assoc. International		350,460
Primavera Systems, Inc.		277,835
Microsoft Enterprise		223,607
EMC Corporation		222,982
OSI Software, Inc.		218,106
El Camino Resources		211,586
Ceridian Employer Services		202,943
Hyperion Corp		189,027
Lodestar Corporation		187,669
Interaware, Inc.		185,399
Cognos Corp.		185,377
Candle Corp.		170,500
Security Assessments, Inc.		161,199
Compuware Corp.		158,826
M3I Systems, Inc.		118,078
UTS, Inc.		114,794
Alstom ESCA		110,383
Soleil Technologies, LLC		105,610
Engle Business Systems		101,417
American Management		100,261

Miscellaneous - 119 vendors	(Listed below are misc. vendors over $10,000)	2,315,918
Serviceware, Inc	94,034
AONIX	86,005
Aspen Consulting, Inc.	84,473
SAS Institute Inc.	82,523
Sys-Tec Corp.	77,140
Smallworld Systems, Inc.	69,026
Comdisco, Inc.	67,499
Saratoga Systems, Inc.	64,911
Cincom	60,868
Inpower, Inc.	57,125
Jetform Corporation	56,984
Severn Trent Systems, LIM	56,553
TSI International	56,264
Future Scope, Inc.	56,142

	27
ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2000

OUTSIDE SERVICES EMPLOYEE
ACCOUNT 923

INSTRUCTIONS	Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each each type of service
FROM WHOM PURCHASED		AMOUNT

American Software, Inc.	49,500
BMC Software Distribution	49,123
Sterling Software	46,617
Digital Inspections	46,500
Remedy Corporation	46,174
Midwest Systems, Inc.	43,041
Utilities International	40,915
Storage Technology Corp.	40,062
Continuum	40,000
Avaya, Inc.	37,807
The Kenerson Group	36,734
Bentley Systems, Inc.	35,226
U.S. Bank	33,624
Allen Systems Group, Inc.	33,533
Intergraph Corporation	33,076
Dolphin Software, Inc.	31,330
Powertran Systems Limited	30,646
Power Technologies, Inc.	30,100
Compucom, Inc.	28,853
MHC Companies	23,985
RESUMIX	21,016
Metavante Corporation	20,681
The Simplex Group	18,650
RLW Analytics, Inc.	18,033
Internet Security System	17,543
Levi Ray & Shoup, Inc.	17,331
BA Credit Corporation	15,234
Pitney Bowes, Inc.	14,952
ABB Power T&D Company, Inc.	14,253
Fraternal Services Company	13,992
Man. Trans.-Perm Assigned	13,865
Haestad Methods, Inc.	13,031
Odyssey Software Corp.	12,889
Spatial Systems Assoc, Inc.	12,503
GT Software, Inc.	12,480
Vantage Source, LLP	12,201
Powertech Labs, Inc.	12,135
Strand Management Solutions	12,000
Scientech, Inc.	11,963
Entrust Technologies	11,753
Sybari Software, Inc.	11,703
Merant, Inc.	11,302
CIMS Lab, Inc.	10,688
Xerox, Corp.	10,501
Softworks, Inc.	10,034

27
ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2000

OUTSIDE SERVICES EMPLOYEE
ACCOUNT 923

INSTRUCTIONS	Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.
FROM WHOM PURCHASED		AMOUNT

Miscellaneous-60 vendors under $10,000	238,792

	2,315,918
Total Data Processing Service		10,121,589

Engineering Service:
Raytheon Engineers		385,971
Kelly Services, Inc.		347,870
Cintar, Inc.		207,605
WVU Foundation, Inc.		102,386

Miscellaneous - 26 vendors	(Listed below are misc. vendors over $10,000)	224,254
Justifacts Credentials	59,619
Gai Consultants, Inc.	42,725
Orbital Engineering, Inc.	34,785
Atlantic Communication	21,882
Black & Veatch	11,077
Resource Materials Testing	10,175
Miscellaneous-20 vendors under $10,000	43,991

	224,254

Total Engineering Service		1,268,086

Legal Service:
Sullivan & Cromwell		2,425,503
Kirkpatrick & Lockhart		933,624
Jackson & Kelly PLLC		417,362
Jones Day Reavis & Pogue		407,917
Verner-Liipfert		392,353
Winston & Strawn		380,231
Cravath Swaine & Moore		303,014
Babst Calland Clements		218,099
Ballard Spahr Andrews		178,269
Analysis Group/Economics		170,722
Legal Network, LTD		159,158
Hunton & Williams		151,183
Reed Smith Shaw & McClay		121,424
Zevnik Horton Guibord		117,322

Miscellaneous -80 vendors	(Listed below are misc. vendors over $10,000)	867,434
Softmart	93,060
Brody & Assoc	66,303
27
ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2000

OUTSIDE SERVICES EMPLOYEE
ACCOUNT 923

INSTRUCTIONS	Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.
FROM WHOM PURCHASED		AMOUNT
J. Christopher Lagow	57,564
Eckert Seamans Cherin & Mallot	57,182
Evelyn H. Krol	53,706
Murphy & Shaffer	52,980
Meyer Darragh Buckler	38,195
Thorp Reed & Armstrong	30,572
Carter Ledyard & Milburn	29,504
Kroll Associates, Inc.	25,957
Richards Layton & Finger	25,681
American Arbitration Assoc.	25,143
Joseph E. Korinchak	24,852
Porter Wright Morris	23,344
Gallagher & Kennedy	20,622
S I Garnett	18,364
Robinson & McElwee LLP	18,204
IBM Global Services	17,853
Diane Chabal	15,790
Crowell & Moring	14,068
Baker Boots LLP	13,452
Lowes Companies, Inc.	12,544
Schnader Harrison	11,788
HECO	10,832
Russell R Johnson III	10,460
Miscellaneous- 55 vendors under $10,000	99,414

	867,434

Total Legal Service		7,243,615

Medical Service:
Potomac Inc.		259,279
Spectrum Medical Service		107,388

Miscellaneous - 144 vendors	(Listed below are misc. vendors over $10,000)	325,413
Acordia Employers Service	60,348
Professional Health Services	55,287
Aestique Executive Health	30,665
Employers Service Corp.	29,673
Healthsouth	25,087
Angelo DeMezza MD	11,000
Miscellaneous - 138 vendors under $10,000	113,353

	325,413

27
ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2000

OUTSIDE SERVICES EMPLOYEE
ACCOUNT 923

INSTRUCTIONS	Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.
FROM WHOM PURCHASED		AMOUNT

Total Medical Service		692,080

Temporary Manpower:
Parsons Energy & Chemical		2,191,811
Cap Gemini Ernst & Young		348,061

Miscellaneous -7 vendors (Listed below are misc. vendors over $10,000)		90,270
Posti & Associates, Inc.	39,291
Energy & Environmental	20,904
Manpower	19,379
Miscellaneous - 4 vendors under $10,000	10,696

	90,270

Total Temporary Manpower		2,630,142

Credit and Collections:
Payco American Corp.		179,447

Miscellaneous - 7 vendors (Listed below are misc. vendors over $10,000)		42,672
Trans Union Pittsburgh	20,888
Miscellaneous - 6 vendors under $10,000	21,784

	42,672

Total Credit and Collections		222,119

Auditing:
PricewaterhouseCoopers		1,253,295

Miscellaneous - 0 vendors	(Listed below are misc. vendors over $10,000)	0

Miscellaneous - 0 vendors under $10,000

	0

Total Auditing		1,253,295

Other Service:
Ciber		2,183,004
ChaseMellon Shareholder Services		922,373
Rapidigm		903,697
27
ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2000

OUTSIDE SERVICES EMPLOYEE
ACCOUNT 923

INSTRUCTIONS	Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.
FROM WHOM PURCHASED		AMOUNT

Maxim Group		659,052
AC Coy, Co.		655,498
Tek Systems		625,311
Dollar Energy Fund, Inc.		588,602
L.J. Associates, Inc.		559,483
Genosys Technology Management		521,759
Affiliated Computer Service		505,847
EPRI		501,719
Salomon Smith Barney		325,000
ADP Investor Communication		321,208
Cotelligent		315,665
Kforce.com		307,675
KMET Enterprises, Inc.		297,635
KPMG LLP		275,000
Meta Group, Inc.		273,584
Skipping Stone		233,007
Ogilvy Public Relations		231,447
Modis Solutions		187,893
Dupont Co.		176,530
Allin Communications		176,407
Source Services Corporation		167,025
MK Consulting Services, Inc.		154,519
Nevada Power Co.		150,000
Technical Solutions, Inc.		140,521
Hydrosystems, Inc.		139,040
Navigant Consulting, Inc.		133,659
Heidrick & Struggles, Inc.		128,000
Crow Consulting		126,553
Vista Information Technology		119,666
Gartner Group		108,168
Standard & Poor's		102,656

Miscellaneous - 173 vendors	(Listed below are misc.vendors over $10,000)	4,141,365
Penn State	91,590
Research Data Analysis	90,770
Ray & Berndtson, Inc.	90,473
Sarcom Enterprise	85,521
Businesswire	84,997
HBP	84,281
Whittman-Hart	84,253
Einhorn Design	83,749
Aus Consultants, Inc.	76,457
Powerplan Consultants, Inc.	74,909
27
ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2000

OUTSIDE SERVICES EMPLOYEE
ACCOUNT 923

INSTRUCTIONS	Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.
FROM WHOM PURCHASED		AMOUNT

Levitan & Associates, Inc.	74,740
Gateway Rehabilitation Center	73,958
US Security Associates	70,805
Heeter Printing Co.	70,736
Lan Tek Computer Service	70,500
New York Stock Exchange	66,080
Klett Lieber Rooney	65,565
Commonwealth Relocation	63,570
The Palace Printer	57,511
Xerox Connect	57,068
First Bank-VISA	56,921
Towers Perrin, Inc.	56,724
A Daniel Gorski Consulting	55,237
Georgeson Shareholder	54,972
PAD Systems	54,721
Radian International, LLC	53,450
Lehigh University	52,764
Cornell University	52,500
Environmental Systems Co.	51,917
Andover Technology Partners	51,849
Springhouse Energy System	50,912
Southern California Edison	50,000
En-Net Services, LLC	45,872
Enterprise For Education	45,870
Source W	44,846
Reddy Corporation International	42,000
Adam Filippo & Assoc.	41,710
Bowne of New York City	40,662
The Segal Company	40,328
Addison Branding	38,400
United Healthcare Insurance Co.	37,752
Spacesaver Design, Inc.	37,172
UUNET Technologies, Inc.	36,715
William R. Lambert	36,306
Allin Communications Corp.	35,003
Intelsys, Inc.	33,880
PHB Hagler Bailly, Inc.	33,861
Leaders Online	31,996
Peter Imlay Assoc, LLC	31,504
Management Recruiters	28,375
ICF Consulting	28,272
Washington Consulting Group	28,140
Phoenix Solutions, Inc.	26,108
27
ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2000

OUTSIDE SERVICES EMPLOYEE
ACCOUNT 923

INSTRUCTIONS	Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.
FROM WHOM PURCHASED		AMOUNT

Greenwich Tech Partners	26,000
The Walk the Talk Co.	25,609
Pat Hart	25,183
Advance Recruiting Service	25,038
Knepper Press Corp.	24,955
Foster Wheeler Development	24,900
Desbrow & Assoc.	24,223
Chas M. Henry Printing Company	23,344
Community Action Southwest	22,849
Clarence M Merriman	22,273
Chesapeake Network	22,245
Cinergy Supply Network	22,037
Bargaining Power Inc.	21,521
Gleason & Assoc.	20,708
Rosalie A Cornwell	20,364
Executrain Corp.	19,620
Southern Gas Association	19,525
Applied Environmental	18,616
PJM Interconnection, LLC	18,608
USA Waste Services of WV	17,923
The Print Management Group	17,400
The Mathworks, Inc.	17,133
Protech Professional Tech	17,100
AES Pacific Inc.	17,071
Utility Alliance Consulting	16,798
Human Systems Development	16,183
Electric Software Production	16,000
Hallmark Tassone, Inc.	15,638
Integrated Tech Solution	15,099
Wright Line Inc.	15,070
Ted D Guth PHD	14,962
Learning Tree International	14,165
Career Search Inc.	14,045
Cherbo Publishing Group	13,865
Information Systems Exec.	13,500
Robert F McCann	13,176
Westlake Internet Training	12,885
Mountainnet, Inc.	12,486
Information Systems Serv.	12,412
Advance Security, Inc.	12,100
Thomson Financial Invest	12,025
Benchmarking Network	12,000
Peter L. Broskey	11,770
27
ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2000

OUTSIDE SERVICES EMPLOYEE
ACCOUNT 923

INSTRUCTIONS		Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.
FROM WHOM PURCHASED		AMOUNT

Geyer Printing Co. Inc.	11,631
Employee Benefit Data Service	11,276
Dunhill Professional	10,875
CT&E Environmental Service	10,866
Ameritech	10,685
Brown & Wood LLP	10,550
Enterprise Group, LTD	10,223
Nelson Motivation Inc.	10,171
Allied Security	10,115
Miscellaneous - 68 vendors under $10,000	342,277

	4,141,365

Total Other Service		17,358,568

TOTAL OUTSIDE SERVICES		40,789,494

These amounts summarize all outside services employed and may include charges to accounts throughout the Income Statement and Balance Sheet. Therefore, they can't be identified in total with any particular line on Schedule XV, but are distributed among various lines.

		28

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2000

EMPLOYEE PENSIONS AND BENEFITS
ACCOUNT 926

INSTRUCTIONS:		Provide a listing of each pension plan and benefit
program provided by the service company. Such
listing should be limited to $25,000.

DESCRIPTION		AMOUNT

Employee welfare payments		742,118
Corporate pension plan		(4,952,664)
Long-term disability		1,686,644
Employee moving expense		1,507,420
Group medical		22,879,643
Group life insurance		2,378,488
Savings plan expense		7,406,065
Employee education assistance		251,653
Group dental		1,988,247
Medical salaries & fees		503,479
Postretirement benefits other than pensions		13,604,328
News publications & other employee information		67,825
Meal allowance		456,061
Personal vehicle allowance		2,219,265
Benefits allocated functionally		(17,867,557)
Payroll additives		5,872,933
Company vehicle allowance		263,828
Ready Response team allowance		75,255
Health & Dependent care spending plan		63,845
Home Sale Plan Payments		29,373
Miscellaneous (3)		16,152

	TOTAL	39,192,401

			29
ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2000

GENERAL ADVERTISING EXPENSES
ACCOUNT 930.1

INSTRUCTIONS:	Provide a listing of the amount included in Account930.1, "General Advertising Expenses", classifying
	Classifying the items according to the nature of the advertising and as defined in the account
	definition. If a particular class includes an amount in excess of $3,000 applicable to a single
	payee show separately the name of the payee and the aggregate amount applicable thereto.

	DESCRIPTION	NAME OF PAYEE	AMOUNT

	General Advertising:
	Other	Various	22,389

			22,389

	Billboard Advertising:
	Other	Various	-

			-

	Newspaper Advertising:
		Charleston Newspapers	13,929
		Tribune Review	12,134
		The Herald-Standard	9,053
		Observer Publishing Co	7,705
		Pittsburgh Post Gazette	7,497
		Cumberland Times-News	7,284
		Times-West Virginian	6,762
		Exponent & Telegram	6,275
		The Journal	6,131
		Frederick News Post	5,313
		Herald-Mail Co	5,220
		Parkersburg Sentinel Co	5,192
		Central Daily Times	4,873
		The Marietta Times	4,298
		West Virginia Newspaper	4,248
		Butler Eagle	4,234
		The Bradford Era	3,837
		The West Virginia Daily	3,656
		The Winchester Star	3,137
	Other	Various	12,758

			133,536

	Publications:
		Heeter Printing Co	65,471
		HBP	16,390
		Cherbo Publishing Group	13,865
		Yellow Book USA	3,380
		The Palace Printer	2,438
	Other	Various	-
			101,544

	Radio Advertising:
		Hallmark Tassone	(1,062)
	Other	Various	-
			(1,062)

	Television Advertising:
	Other	Various	(239)
			(239)

	TOTAL		256,168
		30

ANNUAL REPORT OF Allegheny Energy Service Corporation orporation

For the Year Ended December 31, 2000

MISCELLANEOUS GENERAL EXPENSES
ACCOUNT 930.2

INSTRUCTIONS:	Provide a listing of the amount included in Account
	930.2, "Miscellaneous General Expenses", classifying
	such expenses according to their nature. Payments and
	expenses permitted by Sections 321(b)(2) of the Federal
	Election Campaign Act, as amended by Public Law 94-283
	in 1976 (2 U.S.C. 441(b)(2)) shall be separately
	classified.

	DESCRIPTION	AMOUNT

Corporate membership dues		14,835
Conventions		14,973
Directors fees and expenses		92,684
Research & development		5,240,435
Financial expenses		2,509,334
Customer service public information		155,292
Cost of service studies		400,529
Miscellaneous		2,392,046

	TOTAL	10,820,128

		31

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2000

RENTS
ACCOUNT 931

INSTRUCTIONS:	Provide a listing of the amount included in Account
931, "Rents", classifying such expenses by major
groupings of property, as defined in the account
definition of the Uniform System of Accounts.

TYPE OF PROPERTY		AMOUNT

Data processing equipment		4,530,959
Microwave and telecommunications equipment		1,160,592
Office space		1,408,713
Office space-affiliated		4,382,715
Office furniture and equipment		2,477,661
Office furniture and equipment-affiliated		7,684,226
Miscellaneous		21,978

	TOTAL	21,666,844

		32
ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2000

TAXES OTHER THAN INCOME TAXES
ACCOUNT 408

INSTRUCTIONS:	Provide an analysis of Account 408, "Taxes Other Than
	Income Taxes". Separate the analysis into two groups:
	(1) other than U.S. Government taxes, and (2) U.S.
	Government taxes. Specify each of the various kinds
	of taxes and show the amount thereof. Provide a
	subtotal for each class of tax.

	KIND OF TAX	AMOUNT

(1)	Other than U.S. Government Taxes:

	State unemployment tax	1,499,420
	Franchise tax	8,893
	State gross premium & license	1,106
	Commercial rent or occupancy tax
	State capitalized taxes	(572,505)
	General corporation tax
	Payroll taxes	1,630,847
	Local property & municipal license tax	2,679
	State use tax	19,982
	State Sales tax	4,111
	Other
	Total Other than U. S. Government Taxes	2,594,533

(2)	U.S. Government Taxes:

	FICA	22,420,206
	FICA capitalized taxes	(8,708,246)
	Federal unemployment	310,375
	Federal unemployment capitalized taxes	(109,522)
	Total U. S. Government Taxes	13,912,813

	TOTAL	16,507,346

		33

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2000

DONATIONS
ACCOUNT 426.1

INSTRUCTIONS:	Provide a listing of the amount included in Account
	426.1, "Donations", classifying such expenses by its
	purpose. The aggregate number and amount of all
	items of less than $3,000 may be shown in lieu of
details.

NAME OF RECIPIENT	PURPOSE OF DONATION	AMOUNT

Greenworks of Pennsylvania	Environmental Stewardship	10,000
Ohio River Valley Water	Environmental Stewardship	10,000
W Va Envirothon	Environmental Stewardship	3,500
Friends of the Cheat	Environmental Stewardship	8,750
Pennsylvania PTA	Environmental Stewardship	3,000
W VA Soil Conservation Assoc	Environmental Stewardship	3,500
Friends of the Potomac	Environmental Stewardship	3,500
Allegheny Highland's Trail	Environmental Stewardship	15,000
University of MD Foundation	Environmental Stewardship	5,000
City of Parkersburg Tree Commission	Environmental Stewardship	4,000
Foundation for California University	Environmental Stewardship	5,000
Pennsylvania Cleanways	Environmental Stewardship	10,000
The Nature Conservancy of West Virginia	Environmental Stewardship	5,000
Western Pennsylvania Conservancy	Environmental Stewardship	5,000
Mountain Watershed Association	Environmental Stewardship	5,000
MD/DC Chapter of The Nature Conservancy	Environmental Stewardship	5,000
Westmoreland Conservation	Environmental Stewardship	10,000
Shepherd College Environ Studies	Environmental Stewardship	5,000
Land Studies	R&D Activity	4,000
Miscellaneous (46)		48,615

	TOTAL	168,865

			34

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2000

OTHER DEDUCTIONS
ACCOUNT 426.5

INSTRUCTIONS:		Provide a listing of the amount included in Account
		426.5, "Other Deductions", classifying such expenses
	according to their nature.

	DESCRIPTION	NAME OF PAYEE	AMOUNT

Civic and political action		Various	503,051

		TOTAL	503,051

35

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2000

SCHEDULE XVIII
NOTES TO STATEMENT OF INCOME

INSTRUCTIONS:	The space below is provided for important notes
regarding the statement of income or any account
thereof. Furnish particulars as to any significant
increase in services rendered or expenses incurred
during the year. Notes relating to financial
statements shown elsewhere in this report may be
indicated here by reference.

None other than those specifically noted on various pages.

36

ANNUAL REPORT OF Allegheny Energy Service Corporation

ORGANIZATION CHART

CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

PRESIDENT (ALLEGHENY POWER)

VICE PRESIDENT, CUSTOMER AFFAIRS

DIRECTOR, CUSTOMER SERVICE

DIRECTOR, MARKETING

DIRECTOR, COMPETITION PHASE-IN

DIRECTOR, ENERGY PROCUREMENT

MANAGER, COMMUNICATIONS (a)

VICE PRESIDENT, SYSTEM PLANNING & OPERATIONS

DIRECTOR, ASSET MANAGEMENT

DIRECTOR, ENGINEERING & CONSTRUCTION PROJECTS

DIRECTOR, ENGINEERING SERVICES

DIRECTOR, SYSTEM OPERATIONS

DIRECTOR, TECHNOLOGY DEVELOPMENT & SUPPORT

SENIOR CONSULTANT

VICE PRESIDENT, CUSTOMER OPERATIONS

DIRECTOR, OPERATIONS (7)

DIRECTOR, OPERATIONS SERVICES

DIRECTOR, OPERATIONS SUPPORT

DIRECTOR, HUMAN RESOURCES (b)

PRESIDENT (ALLEGHENY ENERGY SUPPLY)

VICE PRESIDENT, PRODUCTION & SALES

DIRECTOR, BUDGETS & ACCOUNTING

DIRECTOR, PLANNING & RISK MANAGEMENT

DIRECTOR, MARKETING & BUSINESS DEVELOPMENT

DIRECTOR, SALES

36A

ANNUAL REPORT OF Allegheny Energy Service Corporation

ORGANIZATION CHART

CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER (Continued)

PRESIDENT (ALLEGHENY ENERGY SUPPLY) (Continued)

VICE PRESIDENT, PRODUCTION & SALES (Continued)

DIRECTOR, WHOLESALE TRADING & OPERATIONS

DIRECTOR, FUELS

EXECUTIVE DIRECTOR, POWER STATION PRODUCTION

MANAGER, COMMUNICATIONS (a)

VICE PRESIDENT, PROJECTS

DIRECTOR, ENGINEERING & TECH. SUPPORT

DIRECTOR, CONSTRUCTION FIELD SERVICES

DIRECTOR, DEVELOPMENT

REGIONAL DIRECTOR, WESTERN REGION

PROJECT MANAGER, INDIANA PROJECT

DIRECTOR, HUMAN RESOURCES (b)

DIRECTOR, INFORMATION MANAGEMENT (c)

DIRECTOR, PLANNING

PRESIDENT (ALLEGHENY VENTURES, INC.)

VICE PRESIDENT, ALLEGHENY COMMUNICATIONS CONNECT

VICE PRESIDENT, ALLEGHENY ENERGY SOLUTIONS

CORPORATE REAL ESTATE DIRECTOR

DIRECTOR, BUSINESS DEVELOPMENT

36B

ANNUAL REPORT OF Allegheny Energy Service Corporation

ORGANIZATION CHART

CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER (Continued)

SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

VICE PRESIDENT AND TREASURER

DIRECTOR, REGULATION & RATES

MANAGER, INVESTOR RELATIONS

DIRECTOR, CASH MANAGEMENT

DIRECTOR, CORPORATE FINANCIAL MANAGEMENT

DIRECTOR, FINANCIAL MANAGEMENT-SUPPLY (d)

VICE PRESIDENT AND CONTROLLER

DIRECTOR, FINANCIAL PROCESSING

DIIRECTOR, FINANCIAL SOLUTIONS & TECHNOLOGY (c)

DIRECTOR, FINANCIAL REPORTING & BUDGETING

DIRECTOR, TAXES

BUSINESS CONTROLLER-AE SUPPLY (d)

BUSINESS CONTROLLER-ALLEGHENY POWER (e)

DIRECTOR, STRATEGIC PLANNING

CONSULTANT, STRATEGIC PLANNING (2)

DIRECTOR, AUDIT SERVICES

VICE PRESIDENT (ADMINISTRATION)

VICE PRESIDENT, CORPORATE COMMUNICATIONS

DIRECTOR, HR ALLEGHENY POWER (f)

DIRECTOR, HR AE SUPPLY (g)

DIRECTOR, EMPLOYEE RELATIONS & STRATEGIC PARTNERSHIPS

DIRECTOR, ORGANIZATIONAL DEVELOPMENT & REWARDS

DIRECTOR, EMPLOYEE SERVICE CENTER (c)

36C

ANNUAL REPORT OF Allegheny Energy Service Corporation

ORGANIZATION CHART

CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER (Continued)

VICE PRESIDENT (ADMINISTRATION) (Continued)

DIRECTOR, PLANNING AND PROJECTS

DIRECTOR, PRODUCTION

DIRECTOR, RESOURCE CENTER

INFORMATION SECURITY AND DISASTER RECOVERY DIRECTOR (i)

DIRECTOR, PROCUREMENT

DIRECTOR, SYSTEM SECURITY

VICE PRESIDENT, EXTERNAL AFFAIRS

EXECUTIVE DIRECTOR, POLICY AND PROGRAMS

MANAGER, GOVERNMENTAL COMMUNICATIONS (a)

VICE PRESIDENT, STATE AFFAIRS

DIRECTOR, STATE AFFAIRS (3)

MANAGER, FEDERAL LEGISLATIVE AFFAIRS

MANAGER, FEDERAL REGULATORY AFFAIRS

VICE PRESIDENT AND GENERAL COUNSEL

DEPUTY GENERAL COUNSEL-SUPPLY (d)

DEPUTY GENERAL COUNSEL-ALLEGHENY POWER (e)

DEPUTY GENERAL COUNSEL-CORPORATE & ALLEGHENY VENTURES (h)

CORPORATE SECRETARY

(a) Reports directly to VP, Corporate Communications
(b) Dotted-line relationship to Vice President, Administration
(c) Dotted-line to Executive Director, Information Services
(d) Dotted-line relationship to President, AE Supply
(e) Dotted-line relationship to President, Allegheny Power
(f) Reports directly to President, Allegheny Power
(g) Reports directly to President, AE Supply
(h) Dotted-line relationship to President, Allegheny Ventures
(i) Dotted-line relationship to Director, System Security

37

Annual Report of ALLEGHENY ENERGY SERVICE CORPORATION

2000 Methods of Allocation

Costs of Rendering Services:

A. The costs of rendering services by Allegheny Energy Service
Corporation (AESC) include all costs of doing business including interest on debt but excluding a return for the use of AESC's initial equity capital of $50,000.

B. 1. AESC maintains a separate record of the expenses for each department. These expenses include expenses that are directly attributable to the department, and an appropriate portion of those expenses that are not directly attributable to the
department but which are necessary to its operation.

2. The aggregate of these expenses will be referred to hereinafter as
"Departmental Expenses," and such expenses consist of salaries of officers and other employees, employee welfare expenses (i.e., social security taxes, life insurance, pensions, post-retirement benefits (other than pension), medical, dental, and other
welfare expenses), expenses of training and development of AESC employees, rents, dues and memberships, and all other expenses attributable to, the department or necessary to the operation of,.
the department.

3. Departmental Expenses do not include:

a. Those incremental out-of-pocket expenses that are incurred for the direct benefit and convenience of a particular Client
Company or a group of Client Companies and are to be charged solely to such Client Company or group of Client Companies,
and;

b. AESC Overhead Expenses. Such expenses include, among others, costs of maintaining the corporate existence of AESC, taxes, and other expenses, such as outside auditing and legal fees.

C. 1. Employees in each department are divided into two groups:

a. Employees directly engaged in rendering services to Client
Companies or to AESC.

b. Secretaries, clerical, office service and other employees, who are not engaged directly in rendering services to Client
Companies or to AESC.

37A

2. Employees directly engaged in rendering services to Client
Companies or to AESC maintain records showing time employed in rendering services, nature of services rendered, and identity of companies or groups of companies served. Support staff expenses are billed based on the billings of employees directly engaged in rendering services for the respective department.

D. Key Allocation Factors

1. Delivery and Supply Allocation Factor (60-XXXX billing allocator)

a. Departmental and incremental out-of-pocket expenses expended for all energy sales companies are allocated to each company in the group based on the ratio of the total allocation factor of such company.

b. The allocation factor applicable to these companies during any year is the average of the quotients of:

(1) The total expenses of such businesses (excluding costs of power purchased from other utilities and fuel costs)
charged to Operating and Maintenance Expense Accounts
under the Uniform System of Accounts prescribed for Public
Utilities and Licensees subject to the provisions of the
Federal Power Act for the same three-year period divided
by the total of such expenses of all businesses for the
same period;

(2) The total number of kWhs sold by such business to
customers(excluding other related businesses) during
the same three-year period divided by the total number
of kWhs so sold by all businesses during the three years;

(3) The sum of the total amounts of electric plant-in-service on the books of such businesses (less reserves for
depreciation and amortization) at the close of each of the
three years immediately preceding the current year divided
by the sum of the total amounts of electric plant-in-service
(less reserves for depreciation and amortization) on the
books of all businesses at the close of each of such three
years; and

(4) If the use of the aforesaid bases of allocation results in inequity, the bases of allocation are adjusted so as to
effect a more equitable distribution of group service
charges based upon more appropriate functional
relationships between the services rendered and the
allocation formula employed.

37B

2. All System Companies Allocation Factor (Series 57-XXXX Work Orders)
a. Departmental and incremental out-of-pocket expenses expended for a group which includes all AE system companies (including the Supply subsidiary and excluding AESC) are allocated among the Client Companies on the basis of the average of the prior three years' direct costs charged by AESC to each. Client
Company

3. Power Station Allocation Factor (Series 65-xxxx Work Orders)

a. The allocation factor applicable to AESC employees who provide services to Client Companies' power stations (including the
Supply subsidiary) during any year is based upon the generating capacity of each power station divided by the System total
generating capacity.

4. Delivery Allocation Factor (Series 56-xxxx Work Orders)

a. This factor is similar to Delivery and Supply allocation factor described in 1 above. The difference is that the allocations will be based on Delivery costs, KWh sales, and electric
plant only. This factor will be used to allocate system-wide
Delivery initiatives to each of the Delivery businesses.

5. Direct Assignment Allocation Factor

a. This applies to other allocations that are 100% assigned to a specific company or station.

E. The total cost of a particular service rendered to a specified Client
Company is the sum of the Departmental Expenses, Overhead Expenses, cost of services rendered to AESC, and incremental Out-of-Pocket Expenses, which are applicable to such Company in respect of such service.

F. The total cost of a particular service rendered to a specific group of Client Companies is the sum of the amounts of the Departmental
Expenses, Overhead Expenses, costs of services rendered to AESC, and incremental Out-of-Pocket Expenses which are applicable to such group of companies in respect of such service.

G. Whenever the charges to individual Customer Companies for services rendered are based upon estimates of AESC's costs, such service charges are adjusted to actual cost at the end of each year, as required by the terms of Rule 90(a)(2) promulgated under the 1935
Act.

The general SEC policy on variations from approved methods is that if a change in the allocation causes over $50,000 or 5% change in the cost that would be charged to a company, and then the allocation method must be brought to the SEC via a 60-day letter for approval.

38

ANNUAL REPORT OF Allegheny Energy Service Corporation

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

None.

39

ANNUAL REPORT OF Allegheny Energy Service Corporation

SIGNATURE CLAUSE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

Allegheny Energy Service Corporation
(Name of Reporting Company)

By:	/s/ Thomas J. Kloc
(Signature of Signing Officer)

Thomas J. Kloc, VP & Controller
(Printed Name and Title of Signing Officer)

Date: April 24, 2001